FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Baker II John D.	2. Issuer Name and Ticker or Trading Symbol Patriot Transportation Holding, Inc. (PATR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director X 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) P. O. Box 4667	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 10/02/02
(Street) Jacksonville, Florida 32201		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								1,963	I	By Wife's living trust
Common Stock								1,061,521	I	(1)
Common Stock								107,402	I	(2)
Common Stock								1,548.974	I	(3)
Common Stock								21,238	I	(4)
Common Stock								27,880	I	(5)
Common Stock								10,000	I	(6)
Common Stock								6,642	I	(7)
Common Stock								27,879	I	(8)
Common Stock								93,639	D
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option to Buy	$21.60	10/02/02		A		1,000		10/02/02	10/01/12	Common Stock	1,000		1,000	D

Explanation of Responses:

(1) Baker Holdings, L.P., formerly known as Baker Investments, Ltd., directly owns 1,061,521 shares. The reporting person shares voting and dispositive power over all the shares held by Baker Holdings, L.P. and has a pecuniary interest in 353,840 shares. The reporting person disclaims beneficial interest in these shares except to the extent of his pecuniary interest therein.
(2) Held by John D. Baker II Living Trust for which the reporting person serves as trustee.
(3) Held as beneficiary of the issuer's employee benefit plan (TRAESOP) as of the most recent available valuation date.
(4) Held by Edward L. Baker, II Irrevocable Trust. The trust is administered by the reporting person's brother as trustee and is for the benefit of the reporting person's son, Edward L. Baker, II. The reporting person disclaims beneficial interest in these shares.
(5) Held by John D. Baker, III Irrevocable Trust. The trust is administered by the reporting person's brother as trustee and is for the benefit of the reporting person's son, John D. Baker, III. The reporting person disclaims beneficial interest in these shares.
(6) Held by John D. Baker, II Irrevocable Trust #1. This trust is administered by an independent trustee and is for the benefit of the reporting person's spouse and children. The reporting person disclaims any beneficial interest in these shares.
(7) Held by John D. Baker II, Irrevocable Trust #2. The trust is administered by the reporting person's brother as trustee and is for the benefit of the reporting person's son, Edward L. Baker, II. The reporting person disclaims beneficial interest in these shares.
(8) Held by Susan Anne Baker Irrevocable Trust. The trust is administered by the reporting person's brother as trustee and is for the benefit of the reporting person's daughter, Susan Anne Baker. The reporting person disclaims beneficial interest in these shares.

By: /s/ John D. Baker II John D. Baker II **Signature of Reporting Person	10/02/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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